Exhibit 20
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Ladies and Gentleman:

As you know, I continue to be deeply concerned about the process for the company going forward, including the management of the company's expenditures and the preservation of value for all stockholders.

I believe that as a director I have made significant contribution in various areas, that in my view have saved shareholders in excess of $1,000,000. In that connection, I, along with my staff and outside counsel, have devoted hundreds of hours to matters relating to the company.

In view of my ongoing serious concerns which I have shared with all of you, I have determined to resign from the board of directors effective immediately.

Very truly yours,

Seymour Holtzman